
Mail Stop 3720

February 28, 2011

Mr. Miles S. Nadal
Chief Executive Officer
MDC Partners, Inc.
45 Hazelton Avenue
Toronto, Ontario
Canada M5R 2E3

   Re: MDC Partners, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2009
      Filed March 10, 2010
      Form 10-Q for Fiscal Quarter Ended September 30, 2010
      Form 8-K/A filed February 10, 2011
      File No. 1-13178

Dear Mr. Nadal:

   We have reviewed your response letter dated February 15, 2011 and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Note 16. Segmented Information, page 79

1. We note your response to comment two from our letter dated January 28, 2011. It is still unclear to us why you have aggregated all of your operating segments into two reportable segments. Please further explain your presentation by addressing the following items:

- Clarify which reportable segment previously contained the Accent operating segment, which was moved to the SCS segment in 2009.
- Tell us how many operating segments remained in the SCS segment after moving the five operating segments mentioned in your response to the SMS segments. How did you determine that these remaining segments could be aggregated with the previously named CRM segment?
- In your response to comment nine from our letter dated December 15, 2010, you indicate that the long term financial gross margins of the SMS and PMS segments are expected to be similar "excluding non recurring items." Tell us the nature of these items and why they were excluded from your analysis.
- In the same response, you discuss certain operating segments within the PMS reportable segment that did not have similar economic characteristics, but which were aggregated into this segment due to immateriality. Tell us why you included these segments within the PMS segment instead of presenting them in an "other" column.
- For both of your reportable segments, please provide us with your analysis and financial information for all periods presented in your filing, demonstrating your compliance with FASB ASC 280-10-50-11. Please provide us with an analysis that includes historical and projected revenues, gross margins, gross margin percentages, operating profit, and operating profit percentages, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

Form 8-K/A filed February 10, 2011

2. We note that you filed the financial statements of Capital C Communications LP for the year ended December 31, 2009 and the eleven months ended November 30, 2010. Based on the pro forma statement of operations for the year ended December 31, 2009, it is unclear to us why you were not required to present three years of historical financial statements of Capital C Communications LP. Please revise or advise us by providing your calculations of significance.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at (202) 551-2210 or Robert F. Bartelmes, Senior Financial Analyst, at (202) 551-3354 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director